February 18, 2008 Ms. Jill Davis Branch Chief - Division of Corporation Finance Mail Stop 7010 - United States Securities and Exchange Commission Washington, D.C. 20549-7010
Re:	Evolving Gold Corp. - Form 20-F for the fiscal year ended March 31, 2006 Filed November 1, 2006 File No. 000-50953 Your letter dated May 16, 2007 - received by fax December 5, 2007

Dear Ms. Davis,

In response to your letter of May 16, 2007, received by fax December 5, 2007, wherein you provided additional comments relating to Evolving Gold Corp.'s Form 20-F filed for the fiscal year ended March 31, 2006, we would like to provide the following explanation:

Item 5B. Liquidity and Capital Resources - Critical Accounting Policies, page 43

"Please tell us the nature of the property acquisition costs and specify why they are not deemed mineral rights as defined by EITF 04-02."

As at March 31, 2006, the Company's financial statements reflected an interest in two mineral properties, the Voissey Bay and Winnemucca Properties. Acquisition costs for the Winnemucca Property amounted to CDN$ 488,128 and consisted of CDN$ 340,000 being the ascribed value allocated to shares issued to the optionor, cash payments of US$ 80,000, advance royalty payments of US$ 10,000 and certain legal expenses of CDN$ 37,949. The Voissey Bay Property acquisition costs were comprised of cash payments of CDN$ 35,000 and legal expenses of $1,647.

Pursuant to the Voissey Bay option agreement the Company was granted the right to acquire a 60% interest in a licence to mine and explore in exchange for CDN$ 35,000 and the obligation to incur exploration expenditures of CDN $500,000 by October 31, 2007. As at March 31, 2006 cash of CDN$ 35,000 had been paid and CDN$ 22,171 in exploration expenditures had been incurred on this property. Under the terms of the Winnemucca Property option agreement, in order to vest its interest, the Company had to make aggregate cash payments of US$ 70,000, issue 1,800,000 shares, incur exploration expenditures of US$ 4,000,000 and make advance royalty payments of at least US$ 40,000. As at March 31, 2006 the Company had paid US$ 70,000, issued 1,300,000 shares, incurred exploration costs of CDN$ 190,351 and paid advance royalties of US$10,000 with respect to this property.

Suite 725 - 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Toll Free. 866 604-3864 | Tel. 604 685-6375 | Fax. (604) 909-1163
info@evolvinggold.com | www.evolvinggold.com

Per the March 17-18, 2004 EITF Meeting Minutes, page 67 re EITF Issue 04-02, Introduction - paragraph 5 - Definition of Mineral Rights, the term, mineral rights is defined as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. It was our view that because all of the terms of the two option agreements had not yet been completed, at March 31, 2006 the Company was not considered to have the legal right to any of the benefits from mineral deposits on either property and therefore the above costs were not deemed to be mineral rights for US presentation purposes.

Please contact us if we can provide any additional information with respect to this matter.

Yours truly,

"Donald Gee"

Donald Gee C.A.
Evolving Gold Corp. - Chief Financial Officer

Suite 725 - 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Toll Free. 866 604-3864 | Tel. 604 685-6375 | Fax. (604) 909-1163
info@evolvinggold.com | www.evolvinggold.com